ISSUER FREE WRITING PROSPECTUS NO. 1128AB
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated March 4, 2011



Optimization

Deutsche Bank AG Return Optimization Securities

Linked to the S&P 500® Index due on or about April 30, 2012

Investment Description

Return Optimization Securities (the "**Securities**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the S&P 500® Index (the "**Index**"). If the Index Return is positive, the Issuer will repay your initial investment at maturity and pay a return equal to 2 (the "**Multiplier**") times the Index Return, up to the Maximum Gain of between 13.00% and 16.00% (the actual Maximum Gain will be determined on the Trade Date). If the Index Return is zero, the Issuer will repay your initial investment at maturity. If the Index Return is negative, the Issuer will repay less than your initial investment, resulting in a loss that is proportionate to the percentage decline in the Index. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your initial investment. Any payment on the Securities is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Index Return up to the Maximum Gain of between 13.00% and 16.00% (the actual Maximum Gain will be determined on the Trade Date). If the Index Return is negative, investors will be exposed to the percentage decline in the Index at maturity.

❑ **Full Downside Market Exposure:** If the Index Return is negative, investors will be exposed to the full downside performance of the Index, resulting in a loss to investors that is proportionate to the percentage decline in the Index. You may lose some or all of your initial investment. Any payment on the Securities is subject to the creditworthiness of the Issuer.

Key Dates[1]

Trade Date	March 28, 2011
Settlement Date	March 31, 2011
Final Valuation Date[2]	April 24, 2012
Maturity Date[2]	April 30, 2012

[1] Expected.
[2] See page 3 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY YOUR INITIAL INVESTMENT IN THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING AN OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 4 OF THIS FREE WRITING PROSPECTUS AND UNDER "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Return Optimization Securities linked to the performance of the S&P 500® Index (the "**Index**"). The return on the Securities is limited to, and will not exceed, the Maximum Gain. The Initial Index Level and Maximum Gain will be set on the Trade Date. The Securities are offered for a minimum investment of $1,000, or 100 Securities, at $10.00 per Security and integral multiples of $10.00 in excess thereof.

Index	Initial Index Level	Maximum Gain	CUSIP/ISIN
S&P 500® Index		13.00% to 16.00%	25154P 28 7 / US25154P2873

See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement AB dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying underlying supplement, product supplement AB, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions	Proceeds to Us
Return Optimization Securities linked to the S&P 500® Index			
Per Security	$10.00	$0.20	$9.80
Total			

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the underlying supplement No. 1 dated September 29, 2009, product supplement AB dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement AB dated March 1, 2011:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312511052573/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 4 of this free writing prospectus and "Risk Factors" on page 7 of the accompanying product supplement.

The Securities may be suitable for you if:

- You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that has the same downside market risk as an investment in the stocks included in the Index.

- You believe that the level of the Index will appreciate over the term of the Securities and are willing to give up any appreciation in excess of the Maximum Gain of between 13.00% and 16.00% (the actual Maximum Gain will be determined on the Trade Date)

- You understand and accept that your potential return is limited to the Maximum Gain and you would be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

- You do not seek current income from this investment and are willing to forego dividends or other distributions paid on the stocks included in the Index.

- You are willing to hold the Securities to maturity, which have a term of 13 months, and accept that there may be little or no secondary market for the Securities.

- You are willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you.

The Securities may *not* be suitable for you if:

- You seek an investment designed to repay the full amount of your initial investment at maturity.

- You cannot tolerate the loss of some or all of your investment, and you are not willing to make an investment that has the same downside market risk as an investment in the stocks included in the Index.

- You believe that the level of the Index will decline during the term of the Securities, or you believe the Index will appreciate over the term of the Securities by more than the Maximum Gain.

- You seek an investment that participates in the full appreciation in the level of the Index or that has unlimited return potential.

- You would be unwilling to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

- You seek current income from this investment or prefer to receive the dividends and any other distributions paid on the stocks included in the Index.

- You are unable or unwilling to hold the Securities to maturity, which have a term of 13 months, or you seek an investment for which there will be an active secondary market.

- You are not willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities.

Indicative Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security
Term	13 months
Trade Date[1]	March 28, 2011
Settlement Date[1]	March 31, 2011
Final Valuation Date[1,2]	April 24, 2012
Maturity Date[1,3]	April 30, 2012
Multiplier	2
Maximum Gain	13.00% to 16.00%. The actual Maximum Gain will be determined on the Trade Date.
Payment at Maturity (per $10.00 Security)	**If the Index Return is positive,** Deutsche Bank AG will pay you a cash payment per $10.00 Security that provides you with your $10.00 initial investment plus a return equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your payment at maturity per $10.00 Security will be equal to: $10.00 + ($10.00 x the *lesser* of (i) Index Return x Multiplier and (ii) Maximum Gain) **If the Index Return is zero,** Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 Security. **If the Index Return is negative,** Deutsche Bank AG will pay you a cash payment that is less than your initial investment of $10.00 per Security, resulting in a loss that is proportionate to the percentage decline in the Index Return, and equal to: $10.00 + ($10.00 x (Index Return)) In this scenario, you will lose an amount proportionate to the negative Index Return and you will lose some or all of your initial investment.
Index Return	Final Index Level – Initial Index Level / Initial Index Level
Initial Index Level	The closing level of the Index on the Trade Date
Final Index Level	The closing level of the Index on the Final Valuation Date

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT. ANY PAYMENT ON THE SECURITIES IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline

Trade Date

The Initial Index Level is determined. The Maximum Gain is set.

Maturity Date

The Final Index Level is determined and the Index Return is calculated.

If the Index return is negative, Deutshe Bank AG will pay you a cash payment per $10.00 Security that provides you with your $10.00 initial investment plus a return equal to the Index return *multiplied* by 2, subject to the maximum gain. Your payment at maturity per $10.00 Security will be equal to:

$10.00 + ($10.00 x the *lesser* of (i) Index Return x Multiplier and (ii) Maximum Gain)

If the Index Return is zero, Deutshe Bank AG will pay you a cash payment of $10.00 per $10.00 Security.

If the Index Return is negative, Deutshe Bank AG will pay you a cash payment that is less than your initial investment of $10.00 per Security, resulting in a loss that is proportionate to the percentage decline in the Index return, and equal to:

$10.00 + ($10.00 x (Index Return))

In this scenario, you will lose an amount proportionate to the negative Index Return and you will lose some or all of your initial investment.

---

[1] In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the Securities remains the same.

[2] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[3] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

♦ **Your Investment in the Securities May Result in a Loss of Your Initial Investment** — The Securities differ from ordinary debt securities in that Deutsche Bank AG will not necessarily pay your initial investment in the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and to the extent which, the Index Return is positive or negative. If the Final Index Level is less than the Initial Index Level on the Final Valuation Date, you will be fully exposed to any negative Index Return, and Deutsche Bank AG will pay you less than your initial investment at maturity, resulting in a loss of your initial investment that is proportionate to the percentage decline in the Index Return. ***Accordingly, you could lose your entire initial investment.***

♦ **The Multiplier Applies Only at Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Multiplier and the return you realize may be less than the Index Return even if such return is positive and does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain from the Issuer only if you hold the Securities to maturity.

♦ **Capped Appreciation Potential** — If the Index Return is positive, you will be entitled to receive at maturity your initial investment plus an amount equal to 2 multiplied by the Index Return multiplied by the initial investment, subject to the Maximum Gain. If you hold the Securities to maturity, your return on the Securities will not exceed the Maximum Gain which will be between 13.00% and 16.00% (to be determined on the Trade Date), regardless of any increase in the level of the Index, which may be significant. Accordingly, the maximum Payment at Maturity will be between $11.30 and $11.60 per $10.00 Security. As a result, the return may be less than the return on a hypothetical direct investment in the Index.

♦ **The Securities Do Not Pay Coupons** — Deutsche Bank AG will not pay you coupon payments on the Securities.

♦ **Risks Relating to the Credit of the Issuer** — The Securities are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of your initial investment, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities and in the event Deutsche Bank AG were to default on its obligations you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **Trading and Other Transactions By Us or Our Affiliates, or UBS AG or Its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Securities** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS AG or its affiliates, may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS AG or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS AG or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the Securities.

♦ **No Dividend Payments or Voting Rights** — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦ **Investing in the Securities Is Not the Same as Investing In the Stocks Composing the Index** — The return on your Securities may not reflect the return you would realize if you were able to invest directly in the Index, the stocks composing the Index or a security linked directly to the uncapped performance of the Index.

♦ **There May Be Little or No Secondary Market for the Securities** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

♦ **Price Prior to Maturity Is Affected by Many Factors** — In addition to the level of the Index, the market price of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Index; interest and yield rates in the market generally and in the markets of the component stocks underlying the Index; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **The Securities Have Certain Built-In Costs** — While the Payment at Maturity described in this free writing prospectus is based on your entire initial investment, the Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase the Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

◆ **Potential Deutsche Bank AG Impact on Price** — Trading or transactions by Deutsche Bank AG or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the value of the Securities.

◆ **Potential Conflict of Interest** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and Payment at Maturity based on closing levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

◆ **We and Our Affiliates or UBS AG and Its Affiliates, May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent With Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Index Return to Which the Securities Are Linked and the Value of the Securities** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

◆ **The U.S. Federal Income Tax Consequences of an Investment in the Securities Are Unclear** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. In addition, as described below under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 Security for a hypothetical range of performance for the Index from -100.00% to +100.00% and assume an Initial Index Level of 1,310.00, a Multiplier of 2 and a Maximum Gain of 14.50%. The actual Initial Index Level and Maximum Gain will be set on the Trade Date. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual Payment at Maturity will be determined based on the Final Index Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Index Level	Percentage Change in Index	Payment at Maturity ($)	Return on Securities (%)
2,620.00	100.00%	$11.45	14.50%
2,292.50	75.00%	$11.45	14.50%
1,965.00	50.00%	$11.45	14.50%
1,834.00	40.00%	$11.45	14.50%
1,703.00	30.00%	$11.45	14.50%
1,572.00	20.00%	$11.45	14.50%
1,441.00	10.00%	$11.45	14.50%
1,404.98	7.25%	$11.45	14.50%
1,375.50	5.00%	$11.00	10.00%
1,310.00	0.00%	$10.00	0.00%
1,244.50	-5.00%	$9.50	-5.00%
1,179.00	-10.00%	$9.00	-10.00%
1,048.00	-20.00%	$8.00	-20.00%
917.00	-30.00%	$7.00	-30.00%
786.00	-40.00%	$6.00	-40.00%
655.00	-50.00%	$5.00	-50.00%
327.50	-75.00%	$2.50	-75.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 — The Final Index Level increases by 5.00% from the Initial Index Level of 1,310.00. Because the Index Return is 5.00%, Deutsche Bank AG will pay you 2 times the Index Return, or a 10.00% total return, for a Payment at Maturity of $11.00 per $10.00 Security calculated as follows:

$10.00 + ($10.00 × (5.00% × 2)) = $10.00 + $1.00 = $11.00.

Example 2 — The Final Index Level increases by 20.00% from the Initial Index Level of 1,310.00. Because 2 times the Index Return of 20.00% is more than the Maximum Gain of 14.50%, Deutsche Bank AG will pay you the Maximum Gain of 14.50%, or a Payment at Maturity of $11.45 per $10.00 Security, calculated as follows:

$10.00 + ($10.00 × 14.50%) = $10.00 + $1.45 = $11.45

Example 3 — The Final Index Level decreases by 50.00% from the Initial Index Level of 1,310.00. Because the Final Index Level is less than the Initial Index Level, Deutsche Bank AG will pay you less than your initial investment, resulting in a loss of 1.00% of your initial investment for every 1.00% of negative Index Return, and the Payment at Maturity of $5.00 per $10.00 Security will be calculated as follows:

$10.00 + ($10.00 × -50.00%) = $5.00

If the Final Index Level is less than the Initial Index Level, you will be fully exposed to any negative Index Return, resulting in a loss that is proportionate to the decline in the price of the Index, and you will lose some or all of your initial investment.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is only a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices — The S&P 500 Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.

The graph below illustrates the performance of the S&P 500® Index from March 2, 2006 to March 2, 2011. The closing level of the S&P 500® Index on March 2, 2011 was 1,308.44. The historical levels of the S&P 500® Index should not be taken as an indication of future performance and no assurance can be given as to the Index Return on the Final Valuation Date or any future closing level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the S&P 500® Index

Source: Bloomberg

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.20 per $10.00 Security. We will agree that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.